FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated July 25, 2000 announcing that STMicroelectronics is suing Atmel for patent infringement.

                                                                    PR No. C884H

                         STMicroelectronics Sues Atmel
                            for Patent Infringement

GENEVA--July 25, 2000 - STMicroelectronics today announced that its U.S. affiliate filed a lawsuit for patent infringement against Atmel Corporation. The lawsuit has been filed in the United States District Court for the Northern District of Texas.

STMicroelectronics holds a broad and quality patent portfolio with over 19,000 patents and pending patent applications worldwide corresponding to more than 11,000 original inventions. STMicroelectronics has used its patent portfolio to protect its significant investment in R&D since its creation in 1987 and to enter into patent licenses with several major semiconductor companies.

The lawsuit alleges that Atmel infringes nine patents covering manufacturing processes as well as various products, including memory products, microcontroller products, and smart card products. The patents are United States Patents 5,748,528; 5,594,793; 5,452,467; 5,045,495; 5,031,092; 4,879,693;
4,849,942; 4,553,314; and 4,348,743.

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the Paris Bourse, and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. For the year 1999, the Company's net revenues were US$5,056 million and net earnings were US$547 million. For the first half of 2000, revenues were $3,579.5 million and net income reached US$574.9 million.
Further information on ST can be found at www.st.com.
-----------------------------------------------------

For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                  Alessandro Brenna
Corporate Press Relations Manager      Director of Investor Relations for Europe
Tel: +39.039.603.59.01                 Tel: +33.4.50.40.24.78
Tel: +33.4.50.40.25.32                 Fax: +33 4 5040 2580
Fax: +33.4.50.40.25.40                 Alessandro.brenna@st.com
Mariagrazia.prestini@st.com            ------------------------
---------------------------

Morgen-Walke Europe
Lorie Lichtlen / Rebecca Riordan       Jean-Benoit Roquette
Media Relations                        Investor Relations
Tel: +33.1.47.03.68.10                 Tel: +33.1.47.03.68.10
llichtlen@mweurope.com                 jbroquette@mweurope.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2000                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer